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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                       Price Communications Corporation
           -------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
               ------------------------------------------------
                        (Title of Class of Securities)

                                  741437305
                            ----------------------
                                (CUSIP Number)


                             Peter G. Samuels, Esq.
                                 1585 Broadway
                           New York, New York  10036
                                 (212) 969-3335
            -----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 1, 1995
            -----------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages(s))


                              Page 1 of 5 Pages

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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 2 of 5 Pages
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CUSIP NO. 741437305

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Robert Price
                 052241539

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS*

                 Inapplicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                             [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

                 1,758,335

8.       SHARED VOTING POWER

                 -0-

9.       SOLE DISPOSITIVE POWER

                 724,191

10.      SHARED DISPOSITIVE POWER

                 1,034,144





                               Page 3 of 5 Pages

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,758,335

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                 21.7%

14.      TYPE OF REPORTING PERSON

                 IN





                               Page 4 of 5 Pages

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                 This Amendment No. 5 amends Item 5.

Item 5.  Interest in Securities of the Issuer

                 (a) Aggregate Number and Percentage of Shares of Common Stock Outstanding Beneficially Owned by Reporting Person

                          As of February 1, 1995, Mr. Price will beneficially own 1,758,335 shares of Common Stock or 21.7% of the shares outstanding on that date.

                 (b)      Number of Shares and Power to Vote

                          Mr. Price currently has the sole power to vote the shares listed under item 5(a); and the sole power to dispose of 724,191 of the shares listed under Item 5(a). He shares the power to dispose of the remaining 1,034,144 shares.

                 (c)      Description of Securities Transactions

                          Mr. Price assigned to the Company his rights to acquire 862,300 shares of Common Stock from S.A.C. Capital Management, L.P., and such shares were acquired by the Company on February 1, 1995.


Signature.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No. 5 of this statement is true, complete and correct.

Date:  February 1, 1995



Signature:  /s/ Robert Price
            ----------------------
                Robert Price






                               Page 5 of 5 Pages